UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

TIERRA GRANDE RESOURCES INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Andrew Gasmier
Cnr Stirling Hwy & Fairlight St.
Mosman Park, Western Australia 6012, Australia
+61 8 9384 6835
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: Andrew and Jacinta Gasmier Super Fund

(2)	Check the Appropriate Box if a Member of a Group:
(a) [ ]
(b) [ ]

(3)	SEC Use Only

(4)	Source of Funds: WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

(6)	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 10,000,000

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 10,000,000

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

(13)	Percent of Class Represented by Amount in Row (11): 9.6%

(14)	Type of Reporting Person: OO

CUSIP No. 11840P

(1)	Names of Reporting Persons: Andrew Gasmier

(2)	Check the Appropriate Box if a Member of a Group:
(a) [ ]
(b) [ ]

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

(6)	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 1,792,146

	(8)	Shared Voting Power: 10,000,000(1)

	(9)	Sole Dispositive Power: 1,792,146

	(10)	Shared Dispositive Power: 10,000,000(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,792,146(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

(13)	Percent of Class Represented by Amount in Row (11): 11.4%

(14)	Type of Reporting Person: IN

(1) 11,000,000 shares of common stock of the Issuer are held by Andrew and Jacinta Gasmier Super Fund (“Gasmier Super Fund”). Mr. Gasmier is a trustee of Gasmier Super Fund and disclaims beneficial ownership of the securities of the Issuer held by Gasmier Super Fund as investment and voting control over the securities held by Gasmier Super Fund rests with the board of trustees of Gasmier Super Fund.

Item 1.              Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share of Tierra Grande Resources Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Cnr Stirling Hwy & Fairlight St., Mosman Park, Western Australia, 6012 Australia.

Item 2.              Identity and Background

(a)

This statement on Schedule 13D is filed on behalf of Andrew and Jacinta Gasmier Super Fund (“Gasmier Super Fund”) and Andrew Gasmier (together the “Reporting Persons”). Mr. Gasmier is a director and officer of the Issuer and his business address is Cnr Stirling Hwy & Fairlight St., Mosman Park, Western Australia, 6012 Australia. Mr. Gasmier is also a trustee of Gasmier Super Fund and disclaims beneficial ownership of the securities of the Issuer held by Gasmier Super Fund as investment and voting control over the securities held by Gasmier Super Fund rests with the board of trustees of Gasmier Super Fund.

Gasmier Super Fund is organized under the laws of Australia. The principal business of Gasmier Super Fund is investment. The business address of Gasmier Super Fund is 4 Malumba Cresent, Lesmurdie, Western Australia 6076, Australia. The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Gasmier Super Fund is set forth in Schedule “A” attached hereto and incorporated herein by reference.

(b)	See (a) above.

(c)	See (a) above.

(d)

During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedule “A”, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedule “A”, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See (a) above.

Item 3.              Source and Amount of Funds or Other Consideration

Between May 1, 2013 and May 24, 2013, Andrew Gasmier acquired an aggregate of 1,000,000 shares of common stock of the Issuer in various open market purchases at an aggregate cost of approximately $15,075, from personal funds.

On October 14, 2013, Gasmier Super Fund acquired 5,000,000 shares of common stock of the Issuer in the open market at a price of $0.01 per share for an aggregate of $50,000, from working capital.

On October 20, 2013, October 22, 2013 and October 29, 2013, Andrew Gasmier acquired an aggregate of 542,146 shares of common stock of the Issuer in the open market at prices ranging from $0.0035 to $0.004 per share for an aggregate of approximately $1,477, from personal funds.

On February 12, 2014, Andrew Gasmier acquired 250,000 shares of common stock of the Issuer in the open market at a price of $0.0035 per share for an aggregate of approximately $875, from personal funds.

On May 16, 2014, Gasmier Super Fund acquired 5,000,000 shares of common stock of the Issuer at a price of $0.01 per share in a private placement for an aggregate of $50,000, from working capital.

Item 4.              Purpose of Transaction

The Reporting Persons acquired the Issuer’s common stock for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.              Interest in Securities of the Issuer

(a)	Mr. Gasmier beneficially owns an aggregate of 1,792,146 shares, or approximately 1.8% of the Issuer’s outstanding common stock.

Gasmier Super Fund beneficially owns an aggregate of 10,000,000 shares of the Issuer, or approximately 9.6% of the Issuer’s outstanding common stock. Mr. Gasmier is a trustee of Gasmier Super Fund and disclaims beneficial ownership of the securities of the Issuer held by Gasmier Super Fund as investment and voting control over the securities held by Gasmier Super Fund rests with the board of trustees of Gasmier Super Fund.

(b)

Gasmier Super Fund has the sole power to vote and to dispose of the securities of the Issuer held by it. Mr. Gasmier has the sole power to vote and to dispose of the securities of the Issuer held by him.

(c)	None of the Reporting Persons has effected any other transactions in the Issuer’s common stock within the past 60 days, except as provided herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.              Materials to be Filed as Exhibits

Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2014	Andrew and Jacinta Gasmier Super Fund

	Per:	/s/ Andrew Gasmier
Name: Andrew Gasmier
Title: Trustee

Date: May 20, 2014	/s/ Andrew Gasmier
Andrew Gasmier

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D/A (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Tierra Grande Resources Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D/A. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 20, 2014	Andrew and Jacinta Gasmier Super Fund

	Per:	/s/ Andrew Gasmier
Name: Andrew Gasmier
Title: Trustee

Date: May 20, 2014	/s/ Andrew Gasmier
Andrew Gasmier

SCHEDULE “A”

EXECUTIVE OFFICERS AND DIRECTORS OF GASMIER SUPER FUND

The following is a list of the directors and executive officers of Andrew and Jacinta Gasmier Super Fund and sets forth the business address, present principal occupation or employment and citizenship for each such person.

Present Principal
Name	Business Address	Occupation	Citizenship

Andrew Gasmier	4 Malumba Cresent, Lesmurdie, Western Australia 6076, Australia	Director and officer of Tierra Grande Resources Inc.	Australian

Jacinta Gasmier	4 Malumba Cresent, Lesmurdie, Western Australia 6076, Australia	N/A	Australian